Exhibit (p)(52)(V)

WENTWORTH, HAUSER AND VIOLICH

INVESTMENT COUNSEL

CODE OF ETHICS AND BUSINESS CONDUCT

Effective: August 3, 2010

TABLE OF CONTENTS

STATEMENT OF ETHICS AND FIDUCIARY OBLIGATION			1

I.	INTRODUCTION		1

II.	GENERAL POLICIES		2

III.	CONFLICTS OF INTEREST		3
	A.	General Statement	3
	B.	Gifts, Gratuities and Favors	3
	C.	Outside Employment	5
	D.	Outside Directorships	6
	E.	Fiduciary Appointments	7

IV.	INSIDER TRADING		7
	A.	General Statement	7
	B.	Definitions	8
	C.	Relationships with Clients	8
	D.	Paid Research Providers	8
	E.	Additional Restrictions	8
	F.	Resolving Issues Concerning Insider Trading	9

V.	PERSONAL SECURITIES TRADING		9
	A.	General Statement	9
	B.	Access Persons	9
	C.	Reportable Securities	11
	D.	Beneficial Interest	11
	E.	Control	12
	F.	Pre-Clearance Procedures	13
	G.	Restrictions and Limitations	14
	H.	Trade Confirmations	16
	I.	Reporting	16
	J.	Ethics Committee Enforcement	17
	K.	Violations of the Rules Regarding Personal Securities Trading	17

VI.	CONFIDENTIAL INFORMATION		19
	A.	General Statement	19
	B.	Corporate Information	19
	C.	Client Information	19
	D.	Client Accounts	19
	E.	Communications with the Media and Other Third Parties	19

VII.	DISHONEST AND FRADULENT ACTS, CRIMINAL OFFENSES		20

VIII.	PERSONAL ACTIVITIES		20
	A.	Use of Firm Reputation	20
	B.	Use of Firm Supplies, Telephone Service and Time	20
	C.	Personal Finances	20
	D.	Loans to Co-Workers	20
	E.	Borrowing from Clients or Suppliers	21
	F.	Legal and Tax Advice	21
	G.	Referral of Client to Professional Services	21
	H.	Speeches and Publications	21
	I.	Relationships with Competitors	21

IX.	POLITICAL ACTIVITIES		22

X.	VIOLATIONS AND WHISTLEBLOWER PROTECTION		22

APPENDIX: GUIDING PRINCIPLES			24

WENTWORTH, HAUSER AND VIOLICH, INC.

CODE OF ETHICS

AND

BUSINESS CONDUCT

STATEMENT OF ETHICS AND FIDUCIARY OBLIGATION

Wentworth, Hauser and Violich, Inc. (“Wentworth, Hauser and Violich,” “WHV,” the “firm,” “we” or “our”) is committed to integrity and the achievement of excellence in the conduct of its business. This extends to all dealings with the public, clients, prospects and employees.

Wentworth, Hauser and Violich is a fiduciary to its clients. Firm employees therefore have an affirmative duty to act with integrity, competence and care in the best interests of its clients. Any conflict of interests between the firm or its employees and its clients will be resolved in the best interests of its clients.

I.	INTRODUCTION

Wentworth, Hauser and Violich, through teamwork and a commitment to quality by its Directors, officers and employees, has earned a reputation for integrity and excellence in providing investment management services to its clients. WHV values that reputation and is proud that the firm is known for high standards of conduct.

Maintaining a reputation for integrity in the conduct of business can be a special challenge. We serve the interests of our shareholders, clients, employees and the communities in which we serve. This requires that we at all times attempt to avoid potential conflicts of interest and that we conduct our business and personal affairs with the highest ethical standards in order to merit the continued trust and confidence of our clients and the public.

The Wentworth, Hauser and Violich Code of Ethics and Business Conduct (the “Code”) reflects the firm’s expectations of appropriate ethical conduct by employees and is in accordance with the commitments expressed in the Guiding Principles of Wentworth, Hauser and Violich as described in the Appendix.

This Code has been established to provide all employees of Wentworth, Hauser and Violich with guidance and specific standards of conduct for situations where violations, inadvertent or otherwise, may occur in the day-to-day conduct of business. The Code applies to all employees of Wentworth, Hauser and Violich. Every employee is required to sign an acknowledgement of receipt and understanding of this Code as well as any subsequent amendments.

II.	GENERAL POLICIES

•     WHV’s Ethics Committee shall consist of the Chief Executive Officer (CEO), the Chief Compliance Officer (CCO), Chief Legal Officer (CLO) and Chief Compliance Officer Emeritus (CCOE). The Ethics Committee is charged with the overall administration of the Code. If any instance involves a member of the Ethics Committee, such member shall be replaced in that instance only by the Chief Investment Officer (CIO).

•     The business affairs of the firm shall be conducted in compliance with all statutes, rules and regulations of such governmental authorities that have jurisdiction over the firm’s operations.

•     All employees are required to comply with applicable federal securities laws, including Rule 204A-1 under the Investment Advisers Act of 1940. In addition, WHV employees who are Fund Access Persons (defined below) must abide by Rule 17j-1 under the Investment Company Act of 1940.

•     The use of the firm’s assets for any unlawful or improper purpose is prohibited.

•     No undisclosed or unrecorded fund or asset of the firm shall be established for any purpose.

•     No false or artificial entries shall be made in the books and records of the firm for any reason.

•     No payment on behalf of the firm shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.

•     All employees of the firm shall be responsible for the enforcement of and compliance with these policies including necessary distribution by supervisors to their staff to ensure employee knowledge and compliance.

•     The Code cannot cover every possible situation or area of employee conduct. Any employee who is unsure about the propriety of a course of conduct, not clearly covered in the Code, must discuss the matter with his or her immediate supervisor. If any questions remain, then he or she should discuss the matter with the CCO of the firm.

•     Employees are responsible for adherence to these standards. Supervisors must ensure that employees subject to their supervision are familiar with these policies.

•     The firm is dependent on client and investor confidence. Its reputation has been earned over a long period of time; and it can be tarnished by one unfortunate act. We must therefore conduct our business according to the highest ethical standards, always striving to avoid even the appearance of impropriety.

III.	CONFLICTS OF INTEREST

A.	General Statement

A conflict of interest occurs when a situation benefits the employee’s own personal interests at the expense of the firm or its clients. Employees must avoid situations whereby their personal interests conflict with, or appear to conflict with, the interests of the firm or its clients.

Employees should know that under no circumstances is it proper to use one’s position with the firm, directly or indirectly, for private gain, to advance personal interest or to obtain favors or benefits for oneself, a family member or any other person.

All employees must notify the CCO promptly if they become aware of any practice that arguably involves WHV in a conflict of interest with any of its clients, individuals or entities with which WHV conducts business. (Employees reporting any potential conflicts of interest to the CCO are fully protected by WHV’s “Whistleblower” provision described in detail below.)

B.	Gifts, Gratuities and Favors

1.	General Rule

  Bribes and kickbacks of any kind are prohibited. Employees should never solicit gifts and subject to the limited exceptions set forth below, unsolicited gifts, gratuities or favors from clients or suppliers for personal or family use or for the use of friends are also prohibited.

  The following incomplete list is illustrative:

•	Gifts or use of equipment or gift certificates

•	Free transportation, meals or lodging

•	Free services

•	Lavish or repetitive entertainment

•	Discounts or advantageous prices on personal purchases

2.	Gifts Given in Exchange for Services

  Gifts, gratuities or favors of any kind offered in exchange for the performance of business activities of the firm are prohibited.

3.	Gifts by Wills or Trusts

  Any gifts to employees made in wills or trusts by clients or suppliers who are not related to the employee must be reported to the Ethics Committee as soon as the employee is informed. The Ethics Committee will review the reasons for the gift for any possible impropriety on the part of the employee. Whether or not an employee can accept the gift will depend on individual circumstances.

4.	Purchasing Activities and Offers of Gifts

  Those employees involved in purchasing services or materials for the firm should take special precautions to avoid conflicts of interest. In all cases, any gift or offer of a gift that has any connection, however remote, with the employee’s purchasing activities with the firm shall immediately be reported to his or her immediate supervisor.

5.	Limited Exceptions to Prohibition Against Gifts

  Gifts should never be solicited by an employee and unsolicited gifts, even of nominal value, generally should not be accepted from clients or suppliers. However, there is a need for flexibility in this area to accommodate business customs. There must never be a question of an employee’s objectivity in the minds of others. Any gift should be declined which, if accepted, would raise even the slightest question of improper influence.

ACCEPTANCE OF GIFTS MAY BE APPROPRIATE IN THE FOLLOWING SITUATIONS:

•	Gifts of nominal value (not to exceed U.S. $100) given at Christmas, other holidays or special occasions which represent expressions of friendship or goodwill,

•

Reasonable entertainment and meals, with present or prospective clients and suppliers when the return of the expenditure on a comparable basis is likely to occur and would be properly chargeable as a business expense,

•	Unsolicited advertising or promotional material, such as, pens, calendars, etc. of a value not exceeding U.S. $50,

•	Awards given by charitable, educational, civic or religious organizations for meritorious contributions or service,

•	Honorariums received by an employee for publications, public speaking appearances, instructing courses, etc., and

•

Gifts or bequests based upon relationships involving the employee’s family when the circumstances make it clear that it is those relationships rather than the business of the firm that are the motivating factors.

  If the circumstances surrounding a prohibited gift are such that rejection or return of a gift would cause embarrassment or potentially damage friendly relations between a client and the firm, the gift and its estimated value should be reported in writing to the Ethics Committee who may require that the gift be donated to charity.

  All cash gifts are prohibited and must be politely, yet firmly, returned to the donor.

  Any employee with questions concerning the propriety of accepting a particular gift should contact the Ethics Committee.

6.	Gifts and Entertainment Provided by Employees

  Gifts or favors by employees of nominal value (not to exceed U.S. $100) are acceptable to the extent that they are appropriate and suitable under the circumstances, meet the standards of ethical business conduct, involve no element of concealment and do not violate applicable laws and regulations. Gifts given to clients, suppliers or potential clients or suppliers must be approved by an officer authorized to approve business expense claims.

  Entertainment which is reasonable and appropriate for the circumstances is an accepted practice to the extent that it is necessary to achieve the business purpose of WHV. Lavish entertainment is not deductible for tax purposes and is prohibited.

7.	Political Contributions

  Contributions by WHV employees to political candidates and/or organizations are allowed unless prohibited by client contract. However, such political contributions cannot be made in exchange for business or appear to be made in exchange for new business. “Pay for Play” is prohibited under this Code.

C.	Outside Employment

Employees are discouraged from accepting outside employment, including consulting, which might subject the firm and the employee to criticism or adverse publicity, affect the employee’s ability to perform in a competent manner or create the appearance of an impropriety.

Before accepting outside employment, employees should be certain that the employment will not:

•	Interfere or conflict with the interests of the firm,

•	Be in competition with the firm,

•	Encroach upon regular work hours and duties or affect the employee’s physical or mental abilities to carry out regular work, or

•	Involve the use of firm equipment, supplies or facilities.

As a general rule, employees are prohibited from accepting outside employment in a professional capacity (e.g., as a lawyer, accountant, appraiser, etc.). Exceptions must be approved by the Ethics Committee.

D.	Outside Directorships

1.	General Statement

When an employee of the firm is appointed to the Board of Directors of a corporation not affiliated with the firm, the relationship typically involves the use of the firm’s name or the employee’s corporate title with the firm. This can create the appearance of an endorsement by the firm of the financial responsibility, integrity and/or business practices of the other corporation. Serving as a Director of such outside non-affiliated corporations also often involves a considerable expenditure of time by the employee. The employee serving as a Director must accept a potential personal liability for his or her actions with the outside corporation.

Subject to the exceptions set forth below, an employee must have the approval of his or her immediate supervisor and the Ethics Committee of the firm before agreeing to serve as a Director of an outside non-affiliated corporation.

2.	Exceptions

•	Local Nonprofit Organizations

Where service on the board of a school, charity, church, trade organization, club, professional organization or similar association is involved, and is on the employee’s own time, the employee generally need not obtain approval. However, if an appreciable amount of firm time is involved, the employee should obtain the approval of his or her immediate supervisor.

•	Closely Held Family Corporations, Co-Operatives and Condominiums

When the employee is an owner of a closely held family corporation, co-operative or condominium unit, or the like, the employee should consult with his or her immediate supervisor. In instances where no public aspect is normally involved, every effort will be made to accommodate the employee’s request.

•	Interests in Closely Held Corporations held in Estates and Trusts

In all cases, when an employee is a Director or is serving in a similar capacity for an outside corporation, special precautions should be taken to avoid potential conflict of interest situations between the outside corporation and the firm.

E.	Fiduciary Appointments

Employees preferably should not accept fiduciary (including co-fiduciary) appointments, such as executor, administrator, guardian, trustee, custodian under gifts to minors act, attorney in fact, or agent, except when there is a strong personal or family reason for doing so.

Except where relatives are involved, if an employee wishes to accept a fiduciary appointment, the prior approval of the Ethics Committee must be obtained.

Employees of WHV may be prohibited by law from accepting fees when serving as co-fiduciary with WHV.

IV.	INSIDER TRADING

A.	General Statement

WHV prohibits all employees from trading in their accounts or in accounts under their direct or indirect control (see discussion below regarding beneficial interest), either personally or on behalf of others, while in possession of material, nonpublic information. This includes trading in accounts managed on behalf of WHV’s clients. Further, WHV prohibits all employees from communicating material, nonpublic information to others in violation of the law. This conduct is frequently referred to as “Insider Trading.”

While Insider Trading is not specifically defined in federal securities laws, the term has been interpreted by courts to including the following activities:

•	Trading by an insider, while in possession of material, nonpublic information,

•	Trading by non-insider, while in possession of material, nonpublic information, where the information was disclosed to the non-insider in violation of an insider’s duty to keep it confidential, and

•	Communicating material, nonpublic information to others.

  The misuse of material, nonpublic information applies to all types of securities including equity, debt, commercial paper, government securities and options.

B.	Definitions

1.	Material Information

Material information is generally understood to be information that would move the price of a security if it were known to the investing public. Examples include, but are not limited to, dividend announcements, liquidity issues, information regarding mergers and acquisitions and new product or services announcements.

2.	Nonpublic Information

Information is nonpublic until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

C.	Relationships with Clients

WHV may have clients who hold positions at publicly traded companies who are in possession of material, nonpublic information about their companies. In managing such individuals’ accounts, WHV employees must be aware that any information divulged by the client about his or her company could potentially be material, nonpublic information as defined above. WHV employees must not act on such information and must immediately inform the CCO to determine the proper course of action if they believe that a firm client has divulged material, nonpublic information.

D.	Paid Research Providers

WHV compensates third-parties for investment research. Portfolio Managers and Analysts must pay particular attention to the type of information conveyed by such sources. In the event that Portfolio Managers and Analysts suspect the receipt of material, nonpublic information, they must not act on it and must immediately inform the CCO determine the appropriate course of action.

E.	Additional Restrictions

While the above generally refers to Insider Trading as the term is commonly interpreted with respect to the misuse of material, nonpublic information regarding individual securities, this Code also prohibits the misuse of all information regarding WHV’s client accounts and firm activities. WHV employees must not disclose or misuse for personal economic gain any confidential information regarding the trading or holdings of client accounts and/or WHV’s investment strategies.

F.	Resolving Issues Concerning Insider Trading

Any employee who believes he or she has material, nonpublic information, should take the following steps:

•	Report the matter immediately to the CCO,

•	Refrain from purchasing or selling the securities on behalf of himself or herself or others including accounts managed by WHV, and

•	Refrain from communicating the information inside or outside of WHV, other than to the CCO.

V.	PERSONAL SECURITIES TRADING

A.	General Statement

Access Persons (defined below) should not engage in investment transactions in any account holding reportable securities (defined below) in which they have direct or indirect control or a beneficial interest (defined below) that would create, or give the appearance of creating, a conflict of interest between the employee and the firm or between the employee and any client.

Employee trading is governed by restrictions and reporting requirements pursuant to the applicable regulations imposed by the Securities and Exchange Commission (“SEC”) including rules on front running and insider trading.

B.	Access Persons

Access Persons are those who have access to nonpublic information regarding the firm’s purchases and sales of securities for client accounts, are involved in making securities recommendations to clients or have access to such nonpublic recommendations.

1.	Outside Directors

Rule 204A-1 under the Investment Advisers Act of 1940 contains a presumption that, if the firm’s primary business is providing investment advice, then all of its Directors, officers and partners are Access Persons. To rebut this presumption regarding Outside Directors, WHV has restricted its Outside Directors’ access and activities such that:

•	Outside Directors have no access to nonpublic information regarding clients’ purchases or sales of securities.

•	Outside Directors have no access to nonpublic information about the portfolio holdings of any registered investment companies (mutual funds) for which WHV serves as adviser or sub-adviser.

•	Outside Directors are not involved in making securities recommendations to clients.

•	Outside Directors do not have access to WHV’s investment recommendations before they become public.

To ensure that these restrictions are effective, WHV prohibits:

•	Outside Directors from having any access the firm’s records, such as file cabinets or computer systems,

•	Employees from disclosing any investment recommendations to Outside Directors at any time,

•	Employees from providing Outside Directors with any reports containing nonpublic information about client transactions or holdings or WHV’s investment recommendations, and

•	Discussions regarding specific client transactions or holdings or WHV’s investment recommendations at board meetings.

2.	WHV Employees

All permanent and temporary-to-hire candidates of WHV are Access Persons. WHV does not restrict information regarding the firm’s purchases and sales of securities for client accounts or access to nonpublic investment recommendations. Therefore, all permanent employees and temporary-to-hire candidates are subject to the provisions regarding pre-clearance and reporting of personal securities transactions (as discussed below).

Whether a temporary employee (one with a definite assignment duration) or a consultant is an Access Person will be determined on a case-by-case basis by the CCO. If the temporary employee or consultant is deemed to have access to information regarding the firm’s purchases and sales of securities for client accounts or access to nonpublic investment recommendations, he or she will be required to follow the provisions of this Code in a similar manner as all other WHV Access Persons. If there is no such access, the temporary employee or consultant will be required to sign a Confidentiality Agreement that will restrict the use of any information acquired during an assignment at WHV for personal benefit.

3.	Fund Access Persons (Under the Investment Company Act of 1940)

Fund Access Persons are those who make, participate in or obtain information regarding the purchase and sale of securities for WHV’s registered investment company clients (i.e. mutual funds) or whose functions relate to the making of any recommendations for such transactions.

C.	Reportable Securities

Reportable securities generally include, but are not limited to, stocks, bonds (including state and local municipal bonds), United States agency obligations (i.e. Fannie Mae, Freddie Mac, etc.), Investment Company Act of 1940 funds advised or sub-advised by WHV, exchange traded funds (ETFs), closed-end funds, options and warrants.

The following securities are not reportable under Rule 204A-1:

•

Direct obligations of the government of the United States such as US Treasury Bills and US Savings Bonds. Federal agency bonds and municipal bonds are not direct obligations of the US government and therefore reportable.

•	Money market instruments – bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and other high quality short-term debt instruments,

•	Money market funds,

•	Open-end mutual funds not advised or sub-advised by WHV, and

•	Unit investment trusts.

Any security not listed directly above is reportable.

D.	Beneficial Interest

Employees are considered to have a beneficial interest in securities if they have or share a direct or indirect pecuniary interest in the securities. Employees have a pecuniary interest in securities if they have the ability to directly or indirectly profit from a securities transaction.

The following examples are instances where an employee has a beneficial interest in the securities held by the various accounts. This list is not all inclusive and WHV employees unsure about whether a particular account should be disclosed under this Code have an affirmative duty to contact WHV’s Compliance Department for clarification.

1.	Accounts of Members of the Same Household

A WHV employee is presumed to have a beneficial interest in any account of an immediate family member living in the same household. Immediate family members include any spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law. Adoptive relationships are included. The presumption is rebuttable with proper documentation.

2.	Accounts of Partnerships, Corporations and LLCs

If a general partnership owns accounts that contain reportable securities (defined in detail above), all general partners have beneficial interests in the securities held by the general partnership. For accounts held by limited partnerships, general partners, but not limited partners, have beneficial interests held by the limited partnership. For accounts held by corporations and LLCs, only controlling shareholders or members and persons exercising investment control over the securities held in the corporation or LLC’s investment accounts are deemed to have beneficial interests in such accounts.

3.	Accounts of Trusts

A settlor of a trust that retains the ability to revoke or change the terms of the trust retains a beneficial interest in any reportable securities held by the trust. Remainder persons (i.e. beneficiaries) that are currently entitled to income derived from trust assets (i.e. dividends from stocks or interest from bonds) also have a beneficial interest in the trust’s reportable securities. Beneficiaries that do not have rights under the terms of the trust until a future event (i.e. death of the settlor) do not have any beneficial interest in the trusts assets until the subsequent event occurs. Upon such occurrence, the beneficiary will acquire a beneficial interest in the trusts assets per the terms of the trust.

E.	Control

Accounts where a WHV employee has been given discretionary authority to make securities trades on behalf of the account owner are deemed under the control of the WHV employee. Such accounts are reportable under this Code.

A WHV employee may relinquish control over a personal account by giving another person full discretionary authority to trade such account on their behalf. Such accounts must be disclosed to WHV’s Compliance Department. Once disclosed and the Compliance Department has determined that the WHV employee in fact has no control over the account, no further reporting is required.

A trustee or co-trustee is assumed to have control over trust assets and therefore accounts owned by the trust containing reportable securities are covered under this Code. A successor trustee that has no current power to affect trust assets does not have to report the trust accounts until his or her status changes to trustee or co-trustee.

Other fiduciaries, including but not limited to, executors, administrators, custodians, attorneys-in-fact and agents, are assumed to have control the assets of the person or entity for which they serve as fiduciaries. Such accounts containing reportable securities are covered under this Code. The presumption of control may be rebutted upon presentation of documentation to the Compliance Department.

F.	Pre-Clearance Procedures

Trading by Access Persons in the accounts described above must be pre-approved utilizing WHV’s pre-clearance software program, Protegent PTA. Each Access Person has a unique user name and password to access Protegent PTA and will enter the necessary information regarding the proposed personal trade including the following: buy or sell, name of the security, security trading symbol or CUSIP number and number of shares or par value. Protegent PTA checks the proposed personal trade against the firm’s trade log for client accounts. Protegent PTA will immediately notify the Access Person of pre-approval or denial. If approval is granted, the Access Person has until the end of the current trading day to execute the pre-approved personal trade. If a denial is issued, the Access Person may not trade in such security on that trading day.

Pre-clearance does not relieve Access Persons from complying with the other provisions of the Code. By requesting pre-clearance approval, Access Persons represent that they have no knowledge that the security they intend to trade is currently being traded, or under consideration for trading, in client accounts and that they do not possess any material, nonpublic information regarding the issuer of the security.

The restricted lists are maintained in Protegent PTA by the Compliance Department. Protegent PTA will not pre-approve a personal trade request if a security is on the firm’s restricted lists. When planning a purchase or sale of a security for any personal account, the employee should consider if the transaction would be suitable for any client account. Client accounts must be given priority.

Approvals for personal trades are good for the current trading day only. Therefore, limit orders must be day limit orders only.

For purchases of the WHV International Equity Fund (I Class only), pre-clearance approval from the Compliance Department is valid until the transfer agent receives the Access Person’s funding. Pre-approval for sales of the WHV International Equity Fund I Class are good for the current trading day only.

Transactions that do not need pre-approval are:

•	Trades made through automatic investment plans,

•	Purchases effected upon the exercise of rights created by an issuer pro rata to holders of a class of its securities,

•	Acquisition of securities through stock dividends, dividend investments, stock splits, mergers, consolidations, spin-offs and other similar corporate reorganizations,

•	Open-end investment company shares (i.e. mutual funds) not advised or sub-advised by WHV,

•	Municipal bonds, and

•	Futures and options on currencies or a broad based securities index.

Any transaction of a reportable security not appearing on the list directly above requires pre-approval. However, these transactions will affect how holdings are recorded in Protegent PTA and Access Persons are responsible for the accuracy of their holdings reports.

G.	Restrictions and Limitations

1.	Initial Public Offerings

  All Access Persons are prohibited from participating in initial public offerings (IPOs) for their personal accounts.

2.	Limited Offerings and Private Placement Securities

  Access Persons wishing to acquire beneficial ownership of securities in a limited offering must seek written approval from the CCO.

  In determining whether to grant the approval, the CCO will seek to determine whether or not the Access Person’s acquisition of the security would preclude advisory clients from purchasing the same security. In addition, the CCO must determine that the investment was not being offered to the employee strictly by virtue of the employee’s position at WHV.

  If applicable, all records relating to the CCO’s approval of employees’ requests to invest in limited offerings and private placement securities shall be maintained in writing.

3.	Trading Limitation Specific to Fund Access Persons

  Fund Access Persons, defined as those who make, participate in or obtain information regarding the purchase and sale of securities for WHV’s registered investment company clients (i.e. mutual funds) or whose functions relate to the making of any recommendations for such transactions, may not purchase or sell a security for their personal account(s) within seven calendar days before or after the same security is purchased or sold for one of WHV’s registered investment company clients.

4.	Restricted List

  The firm maintains restricted list for equity securities. Equity securities are placed on the restricted list when a buy or sell recommendation is made in a WHV equity investment strategy. Such equity securities remain on the restricted list from the initiation of the buy or sell recommendation until all trades in client portfolios are executed. WHV Access Persons are prohibited from trading any equity securities on the restricted list in their personal account(s).

  Current holdings in the firm’s International Equity strategy and Small Cap 60 Stock Model remain on restricted lists permanently due to daily trading activity in those two strategies in broker-sponsored wrap programs. If an Access Person held a security prior to its inclusion in one of these strategies, the Access Person may continue to hold such security and sell at any time but may not add to his or her position as long as the stock is a current holding of the strategy.

5.	Same Day Trading

  All Access Persons are generally prohibited from trading in their personal account(s) on the same day that the firm trades in the same security for client accounts.

  A same day trading violation may be waived at the discretion of a member of the Ethics Committee based on the circumstances of the Access Person’s trade, as compared to the firm’s trades for client accounts, taking into consideration the following non-exclusive list of factors: market capitalization, liquidity (as determined by the trading volume in the security as of the previous trading day), price, whether the firm’s client trades were made as part of a strategy-wide decision, whether the Access Person and the clients were on the same or opposite sides of the trade and if a pattern of trading activity is determined.

  Should an Access Person’s pre-clearance request be denied by Protegent PTA due to existing client orders on a particular trading, the Access Person may request a waiver from a member of the Ethics Committee. A member of the Ethics Committee may grant a waiver based on the same factors discussed above.

6.	Front Running

  An Access Person may not make trades of any security in a personal account while in possession of material, nonpublic information that WHV will make, or intends to make, trades in client accounts in the same security. This unethical practice is front running and is prohibited under this Code. All WHV Access Persons are reminded that client accounts must be given priority over personal accounts.

7.	Conflicts of Interest

  The Compliance Department shall monitor the personal trading activity of Access Persons to determine if Access Persons’ transactions, either taken by themselves or as part of a pattern of trading activity, would result in the appearance of a conflict of interest. In such situations, the Ethics Committee may recommend that certain action be taken, including unwinding the transaction and/or disgorging profits.

H.	Trade Confirmations

Protegent PTA has agreement in place with certain broker dealers that provide electronic trade confirmation delivery. Access Persons with personal accounts that they directly own, or otherwise control or possess a beneficial interest in, with such brokers simply need to notify the Compliance Department of such accounts. The Compliance Department will arrange for the electronic trade confirmations to be automatically delivered to Protegent PTA.

WHV Access Persons that have personal accounts with brokerage firms that do not participate in electronic trade confirmation delivery with Protegent PTA, must direct such brokers to send paper trade confirmations of their personal accounts to:

Chief Compliance Officer

Wentworth Hauser & Violich, Inc.

301 Battery Street, Suite 400

San Francisco, CA 94111

I.	Reporting

In order to maintain compliance with Rule 204A-1 under the Investment Advisers Act of 1940, WHV must collect quarterly transaction reports and holdings reports, both initially upon employment and annually thereafter, from all Access Persons. Such reports must include transaction and holding information of the personal trading activities of the Access Persons.

Rule 204A-1 specifically exempts from reporting accounts in which an Access Person has no direct or indirect control. Access Persons must provide documentation evidencing their lack of direct or indirect control of such accounts to WHV’s Compliance Department.

1.	Initial and Annual Holdings Reports

All new employees determined to be Access Persons shall submit, electronically utilizing Protegent PTA, a holdings report of every directly or beneficially owned or controlled account containing reportable securities within ten (10) days of beginning employment with WHV. Such reports shall include the name, ticker symbol or CUSIP number, quantity and market value or principal amount of each reportable security. The information provided by the new Access Person must be current to within forty-five (45) days of starting employment with WHV.

On an annual basis, all current Access Persons must submit, electronically utilizing Protegent PTA, a holdings report of each account and account in which they have a beneficial interest holding reportable securities within thirty-one (31) days of calendar year end. Such reports shall include the name, ticker symbol or CUSIP number, quantity and market value or principal amount of each reportable security.

2.	Quarterly Transactions Reports

  All Access Persons shall submit, electronically utilizing Protegent PTA, a report of every reportable security transaction in any directly owned or beneficially owned account. The quarterly transaction reports must be submitted within ten (10) days of the end of each calendar quarter. The report shall include the name and ticker symbol of the security, date and nature of the transaction, quantity or principal amount and the broker-dealer through which the transaction was effected.

  The quarterly transaction report shall also contain a declaration that the Access Person did not open any new accounts, or gain a beneficial interest or control, in any new accounts not previously disclosed to the firm’s Compliance Department. Any such account must be disclosed separately from the quarterly transaction report immediately upon opening (see below).

  At the end of each quarter, the Compliance Department will review each Access Person’s personal trading against the trades made by the firm for client accounts to ensure compliance with the policies of this Code.

3.	Prompt Notification of Brokerage Accounts

  Access Persons must disclose the opening of a new reportable brokerage account. All new brokerage accounts must be reported to the Compliance Department within five business days. Access Persons may not execute any transactions in an account until the account has been set up in Protegent PTA.

J.	WHV Ethics Committee Enforcement

WHV’s Ethics Committee will consist of the CEO, the CCO ,the CLO and the CCOE. The Ethics Committee will: 1) determine whether an Access Person has committed a violation of the firm’s Code and 2) administer the appropriate penalties which may include the recession of a personal trade, reducing year-end discretionary bonuses and termination.

K.	Violations of the Rules Regarding Personal Securities Trading

The Ethics Committee will determine, based on the totality of facts and circumstances, whether a violation of the firm’s Code has been committed. If requested, each Access Person will be given an opportunity to present the facts and circumstances of the alleged violation to the Ethics Committee prior to final determination. Upon such final determination, the Ethics Committee will levy the appropriate penalties.

1.	Breach of Fiduciary Duty or Duty of Loyalty

  If the violation involves either a breach of the fiduciary duty to the firm’s clients or the duty of loyalty to the firm itself (i.e. putting his or her personal interests ahead of the interests of the firm or its clients), the penalty shall be a meaningful reduction in the Access Person’s year-end discretionary bonus at a minimum and up to termination upon first offense.

  The record of any violation of this severity remains permanently in the Access Person’s ethics file. An Access Person committing a second violation involving a breach of fiduciary or loyalty duties will be terminated. All violations will be reported to the Audit Committee of the Board of Directors.

2.	Infractions

  For violations not involving breaches of the duties described above, deemed infractions, the first instance requires a meeting with the CCO. The Code will be reviewed and the Access Person will be advised of the importance of following the rules of the Code with respect to personal securities transactions.

  The second infraction, in addition to the above, will result in a meaningful reduction of the Access Person’s year-end discretionary bonus. The amount will be determined by the Ethics Committee.

  A third infraction may lead to termination of employment. All infractions will be reported to the Audit Committee of the Board of Directors.

3.	Statute of Limitation for Infractions

  After five years, a statute of limitations shall apply to infractions. Infractions greater than five years old shall be removed from the Access Person’s ethics file. As discussed above, the statute of limitations does not apply for violations involving breaches of fiduciary or loyalty duties. Such violations shall remain in the Access Person’s permanent ethics file.

4.	Appeals Process

  Upon determination by the Ethics Committee of a violation of the rules specific to personal securities trading, an Access Person may appeal to a separate panel (“Appeals Panel”) which shall include the Head Equity Trader and two rotating members of the firm’s Management Committee. Management Committee members shall rotate on an annual basis. The CCO and the Access Person will provide the Appeals Panel with a written summary regarding the violation. The CCO and the Access Person shall then appear before the Appeals Panel to present their arguments. The Appeals Panel will render a decision either to uphold or dismiss the violation and such decision is final.

VI.	CONFIDENTIAL INFORMATION

A.	General Statement

The operations of the firm and activities of clients are highly confidential. These matters are not to be discussed with anyone outside the firm, including family, friends and associates. Such confidential information will be disclosed only by properly authorized representatives of the firm in keeping with our policy to fully comply with the disclosure requirements imposed by law and the agencies that supervise and regulate the firm and our industry.

Firm employees must comply with all written policies and procedures with respect to confidentiality and client privacy whether within or outside of this Code. Violations of policies and procedures regarding firm or client confidentiality or privacy may be considered a breach of the duty of loyalty to the firm or a breach of the fiduciary duty to clients as defined above.

B.	Corporate Information

Disclosure of lists of employee names or the firm’s subcontractors, consultants and vendors or any other sensitive nonpublic corporate information to unauthorized persons is prohibited.

C.	Client Information

Information about our clients must be held in strict confidence. Any use of client information for personal gain by an employee, the family of the employee or friends of an employee is unethical.

Under no circumstances may any information about the firm’s clients be revealed, in the absence of valid legal process, without the knowledge and consent of the client.

D.	Client Accounts

An employee should not sign on behalf of clients’ accounts, have access to clients’ safe deposit boxes, nor otherwise represent clients in their affairs. This does not include situations in which an employee acts in an ownership capacity or signs on the accounts of members of his or her own family.

E.	Communications with the Media and Other Third Parties

Any contact WHV employees have with the media or other third parties requesting information about the firm, its policies or clients are to be referred to the Marketing Department. Inquiries about employees are to be referred to the Human Resources Department. Both the Marketing Department and Human Resources Department will confer with the Compliance Department as needed.

VII.	DISHONEST AND FRAUDULENT ACTS, CRIMINAL OFFENSES

Employees convicted of a criminal offense (felony or misdemeanor) involving either dishonesty or a breach of trust will be terminated.

Employees charged or convicted of other criminal offenses may be suspended or terminated depending on the severity and nature of the crime. This decision will be made by the Ethics Committee.

Employees must immediately disclose to the firm’s Ethics Committee any pending criminal charges against them as soon as such charges are filed.

VIII.	PERSONAL ACTIVITIES

A.	Use of Firm Reputation

It is improper for an employee to use a corporate title, official stationery or the firm’s name for personal non-job related purposes to add weight and authority to personal complaints or controversial matters. This prohibition also applies to involvement in political activities (discussed in detail below).

B.	Use of Firm Supplies, Telephone Service and Time

Except as provided immediately below, employees may not use firm supplies, computers or other equipment for personal non-job related purposes. Limited personal use of the firm’s telephones, copying machines and computers is permitted subject to the provisions of firm policies and procedures.

Employees should not use work time for conducting personal affairs, although there may be occasional exceptions. If these exceptions involve a significant amount of time or interfere with work schedules, the employee should first receive permission from his or her supervisor.

Employees or clients may not promote or sell non-firm goods or services on firm time or at firm locations without prior approval of the Ethics Committee.

C.	Personal Finances

To ensure client confidence in the firm, employees should conduct their personal finances so as to avoid criticism of or adverse reflection on the employee or the firm.

D.	Loans to Co-Workers

Employees are discouraged from lending to or borrowing from other staff members. Legitimate sales of property are not considered loans for purposes of this policy.

E.	Borrowing from Clients or Suppliers

Employees are not permitted to borrow from clients or suppliers, except those who engage in lending in the usual course of their business and then only on terms offered to others in similar circumstances without any special treatment as to interest rates, repayment terms, security and similar provisions. Employees are permitted to borrow from such clients or suppliers who are their relatives.

F.	Legal and Tax Advice

While our business transactions frequently have legal and tax implications for our clients, employees should not offer legal advice or tax advice to clients. The client should always be encouraged to consult with his or her own attorney or accountant.

G.	Referral of Client to Professional Services

Employees should not voluntarily offer to recommend an insurance broker, accountant, real estate agent, attorney or other professional advisor to a client without first being specifically requested by the client to do so. The client should always first be advised to consult with the client’s own present legal or other professional advisor if he or she has one. If the client has none, then the employee may offer a recommendation, but only if and in every case, several names are given without in any way indicating favoritism.

H.	Speeches and Publications

As a general rule, employees should obtain the approval of their immediate supervisor prior to entering into any commitment to present a speech or prepare an article for publication which might be construed directly or indirectly as presenting the firm or the firm’s position on any matter.

I.	Relationships with Competitors

Employees are expected to observe the highest standards of ethical conduct in relationships with competitors. It is firm policy to emphasize the quality and competence of our services and employees rather than to criticize those of our competitors.

For legal and ethical reasons, employees are prohibited from entering into any arrangement with competitors for the purpose of setting or controlling prices, rates, trade practices or marketing policies.

Employees are prohibited from disclosing to competitors future plans of the firm or other information which has not been disclosed generally to the public.

IX.	POLITICAL ACTIVITIES

It is the firm’s policy to support an awareness and interest in civic and political responsibility and to encourage individual participation in civic and political activities through voluntary action and involvement by its employees.

However, since election to public office may require commitment of considerable time and involve permanence of location, an employee should not accept candidacies or accept appointment to public office without the prior approval of his or her immediate supervisor and the Ethics Committee. Before becoming an appointee or candidate, going on the staff of a candidate or similar involvement in support of, or in opposition to, a ballot proposition, an employee should review the requirements of the applicable state’s public disclosure laws, if they apply. Employees should contact an attorney if in doubt as to the provisions of such public disclosure laws.

In all cases, employees seeking elective office or otherwise participating in political activities must do so in their individual capacity and not as representatives of the firm. In all such cases, neither the firm’s name nor its address should be used in connection with advertisements, campaign materials or the collection of funds.

X.	VIOLATIONS AND WHISTLEBLOWER PROTECTION

WHV takes the potential for conflicts of interest very seriously. Therefore, WHV requires all employees to promptly notify the CCO in the event they have any reason to believe that they may have failed to comply with, or become aware of another person’s failure to comply with, the policies and procedures set forth in this Code. Upon review of the alleged violation of the Code, the CCO shall report her findings to the remaining members of the Ethics Committee if such review discovers that an actual violation has been committed.

It is the policy of the firm that no adverse action or retaliation will be taken against any employee, a whistleblower, who becomes aware of a violation and reports the violation in good faith. Reports of violations will be held in confidence and disclosed only to those persons involved in investigating the violation.

WHV’s Senior Management is aware of the difficulties that a whistleblower may encounter as a result of this requirement and shall take immediate action against any employee that retaliates against a whistleblower for reporting violations of this Code.

In addition to violations of this Code, all employees must report to the CCO any non-compliance with the firm’s policies and procedures, applicable laws, rules, and regulations, fraud or illegal acts involving any aspect of the firm’s business. This includes intentional or material misstatements in regulatory filings, internal books and records, client records or reports, activity that is harmful to clients and material deviations from required controls and procedures that safeguard clients and the firm.

Aside from the penalties imposed on Access Persons specific to violations of this Code’s policies on personal securities trading as described above, a violation of other sections of this Code, as well as the firm’s policies and procedures, may result in disciplinary action at the discretion of the Ethics Committee, up to and including termination.

Such penalties may include, but are not limited to, a warning, disgorgement of unethical or illegal gains, suspension, demotion or termination of employment. In addition to sanctions, violations may result in referral to civil or criminal authorities where appropriate.

APPENDIX

WENTWORTH, HAUSER AND VIOLICH

CODE OF ETHICS AND BUSINESS CONDUCT

GUIDING PRINCIPLES

These Guiding Principles are intended to provide direction for decision-making and action by everyone involved with the firm. It is our belief that each of the following commitments is equally important.

Commitment to Client

We are committed to providing excellence in service and education to our clients with the highest degree of confidentiality, integrity, trust and personal interaction. We strive to promote client satisfaction by offering quality service and products which are innovative and responsive to our clients’ current and changing needs. We want our clients to know that they are being well served and cared about as individuals.

Commitment to Employee

The firm is committed to maintaining an environment which encourages employees to grow professionally, to be creative and accepting of individual responsibility and to achieve the highest possible potential. The firm acknowledges its responsibility to employees to communicate honestly and openly, to state expectations clearly, to evaluate performance fairly and in a timely manner and to compensate equitably - all within a framework of equal opportunity for all employees.

Commitment of Employee to Firm

As employees, we are committed to learn and follow established policies and objectives, conduct ourselves professionally and enhance the reputation of Wentworth, Hauser and Violich in the community. Recognizing the trust and confidence placed in us by our clients and community, we are committed to acting in every situation with the highest ethical standards in order to justify and preserve that confidence.

Commitment of Employee to Employee

As employees, we are committed to treat one another with integrity, courtesy and mutual respect, to cooperate with one another, to recognize each other’s unique skills and abilities and to help create an atmosphere characterized by open and honest communication within and across all levels of the firm. Such a climate is vital to maintaining individual initiative and the attainment of the firm’s goals and objectives.

Commitment to the Community

Wentworth, Hauser and Violich is committed to be a good corporate citizen and a contributing member of the communities which we serve. We support community organizations and programs at the corporate level and by encouraging our employees to contribute their own time and talents to community organizations and projects of special interest to them. We consider social and environmental responsibilities in the conduct of our own affairs and on the part of those with whom we conduct business.

Commitment to Shareholders

We are committed to enhancing our reputation as a premier provider of investment management services. We will strive to provide our shareholders consistent growth and an attractive rate of return on their investment in the firm, and to provide them with full and timely information. We believe that our success in achieving these goals is directly dependent upon the successful achievement of the preceding five commitments.